UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LAYNE CHRISTENSEN COMPANY
 (Name of Issuer)

Common Stock, $.01 par value per share
 (Title of Class of Securities)

521050104
 (CUSIP Number)

September 12, 2017, December 31, 2017 **
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]            Rule 13d-1(b)

[ X ]            Rule 13d-1(c)

[   ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 2 to Schedule 13G is being filed to correct the number of shares reported as beneficially owned by the Reporting Persons in the Initial Schedule 13G, filed September 19, 2017, and Amendment No. 1, filed January 12, 2018.

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G

CUSIP No. 521050104		Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LINDEN CAPITAL L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,948,512 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,948,512 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,948,512 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	This amount consists entirely of Shares obtainable upon conversion of 8.0% Notes and 4.25% Notes (each as defined herein).

SCHEDULE 13G

CUSIP No. 521050104		Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LINDEN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,948,512 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,948,512 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,948,512 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1.	This amount consists entirely of Shares obtainable upon conversion of 8.0% Notes and 4.25% Notes (each as defined herein).

SCHEDULE 13G

CUSIP No. 521050104		Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LINDEN ADVISORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,082,408 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,082,408 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,082,408 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1.	This amount consists entirely of Shares obtainable upon conversion of 8.0% Notes and 4.25% Notes (each as defined herein).

SCHEDULE 13G

CUSIP No. 521050104		Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SIU MIN WONG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
China (Hong Kong), and USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,082,408 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,082,408 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,082,408 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount consists entirely of Shares obtainable upon conversion of 8.0% Notes and 4.25% Notes (each as defined herein).

SCHEDULE 13G

Page 6 of 13 Pages

Item 1(a).	Name of Issuer:

Layne Christensen Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1800 Hughes Landing Boulevard, Ste 800, The Woodlands, TX 77380

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”);
ii)	Linden GP LLC, a Delaware limited liability company (“Linden GP”);
iii)	Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”); and
iv)	Siu Min (Joe) Wong (“Mr. Wong”).

This Statement relates to Shares (as defined herein) held for the account of Linden Capital and a separately managed account (the “Managed Account”).  Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the Shares held by Linden Capital.  Linden Advisors is the investment manager of Linden Capital and the Managed Account.  Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP.  In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the Shares held by each of Linden Capital and the Managed Account.
Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda.  The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

i)	Linden Capital is a Bermuda limited partnership.
ii)	Linden GP is a Delaware limited liability company.
iii)	Linden Advisors is a Delaware limited partnership.
iv)	Mr. Wong is a citizen of China (Hong Kong) and the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share (“Shares”)

Item 2(e).	CUSIP Number:

521050104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G

Page 7 of 13 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of September 12, 2017, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 1,297,435 Shares.  This amount consists of: (A) approximately 1,213,504 Shares obtainable upon conversion of $14,198,000 of the Issuer’s 8.0% Convertible Notes due 2019 (“8.0% Notes”) held directly by Linden Capital; and (B) approximately 83,931 Shares obtainable upon conversion of $982,000 of 8.0% Notes held for the Managed Account.  As of September 12, 2017, each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 1,213,504 Shares obtainable upon conversion of $14,198,000 of 8.0% Notes held directly by Linden Capital.

As of December 31, 2017, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 2,082,408 Shares.  This amount consists of: (A) approximately 1,599,829 Shares obtainable upon conversion of $18,718,000 of 8.0% Notes held directly by Linden Capital; (B) approximately 348,683 Shares obtainable upon conversion of $7,996,000 of the Issuer’s 4.25% Convertible Notes due 2018 (“4.25% Notes”) held directly by Linden Capital; (C) approximately 99,316 Shares obtainable upon conversion of $1,162,000 of 8.0% Notes held for the Managed Account; and (D) approximately 34,580 Shares obtainable upon conversion of $793,000 of 4.25% Notes held for the Managed Account.  As of December 31, 2017, each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 1,948,512 Shares, which consists of approximately 1,599,829 Shares obtainable upon conversion of $18,718,000 of 8.0% Notes held directly by Linden Capital and approximately 348,683 Shares obtainable upon conversion of $7,996,000 of 4.25% Notes held directly by Linden Capital.

Item 4(b)	Percent of Class:

As of September 12, 2017, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 6.1% of Shares outstanding, and each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 5.8% of Shares outstanding.  (These percentages are based on the sum of (i) 19,881,952 Shares outstanding as of August 25, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on September 11, 2017, and (ii) the Shares obtainable by the Reporting Person upon conversion of the 8.0% Notes, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.)

As of December 31, 2017, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 9.5% of Shares outstanding, and each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 8.9% of Shares outstanding.  (These percentages are based on the sum of (i) 19,882,366 Shares outstanding as of November 28, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on December 5, 2017, and (ii) the Shares obtainable by the Reporting Person upon conversion of the 8.0% Notes and 4.25% Notes, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.)

SCHEDULE 13G

Page 8 of 13 Pages

Item 4(c)	Number of Shares as to which such person has:

As of September 12, 2017:
Linden Capital and Linden GP:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,213,504
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,213,504

Linden Advisors; and Mr. Wong:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,297,435
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,297,435

As of December 31, 2017:

Linden Capital and Linden GP:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,948,512
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,948,512

Linden Advisors, and Mr. Wong:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,082,408
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,082,408

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

SCHEDULE 13G

Page 9 of 13 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINDEN CAPITAL L.P.
By:	Linden GP LLC, its general partner
By:	/s/ Saul Ahn
Name: Saul Ahn
Title: Authorized Signatory

LINDEN GP LLC
By:	/s/ Saul Ahn
Name: Saul Ahn
Title: Authorized Signatory

LINDEN ADVISORS LP
By:	/s/ Saul Ahn
Name: Saul Ahn
Title: General Counsel

/s/ Siu Min Wong
SIU MIN WONG

May 4, 2018

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	12

B	Identification of Members of the Group	13

Page 12 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Layne Christensen Company dated as of May 4, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

LINDEN CAPITAL L.P.
By:	Linden GP LLC, its general partner
By:	/s/ Saul Ahn
Name: Saul Ahn
Title: Authorized Signatory

LINDEN GP LLC
By:	/s/ Saul Ahn
Name: Saul Ahn
Title: Authorized Signatory

LINDEN ADVISORS LP
By:	/s/ Saul Ahn
Name: Saul Ahn
Title: General Counsel

/s/ Siu Min Wong
SIU MIN WONG

May 4, 2018

Page 13 of 13 Pages

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Linden Capital L.P.
Linden Advisors LP
Linden GP LLC
Siu Min Wong